

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via Facsimile
Jeffrey B. Davis
President and Chief Executive Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207

> **Re: Access Pharmaceuticals, Inc.**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 001-15771**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please expand your disclosure regarding the licensing agreements with SpePharm Holding B.V. and RHEI Pharmaceuticals, Inc. to include the following;

   - All material rights and obligations of each party,
   - Geographic or other exclusivity or non-exclusivity,
   - The amount of all upfront payments, milestone payments paid or received to date and potential milestone payments that may be paid or received in the aggregate in the future,
   - Royalty provisions,
   - Duration and termination provisions, and
   - All other material terms.

Please also file both of these agreements as an exhibit to your Form 10-K or provide us with a supplemental analysis supporting your determination that these agreements are not material to your business.

2. Please expand your disclosure regarding the manufacturing agreement with Accupac, Inc. to include following;

- The material rights and obligations of each party,
- Required performance in order to prevent a breach of the agreement,
- Provisions regarding reimbursement and payment,
- Duration and termination provisions, and
- All other material terms.

Please also file this agreement as an exhibit to your Form 10-K or provide us with a supplemental analysis supporting your determination that this agreement is not material to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director